SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 10 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              AND AMENDMENT NO. 15
                                 TO SCHEDULE 13D
                      UNDER SECURITIES EXCHANGE ACT OF 1934

                              GRYPHON HOLDINGS INC.
                            (NAME OF SUBJECT COMPANY)

                               MARKEL CORPORATION
                              MG ACQUISITION CORP.
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   400515 10 2
                      (CUSIP Number of Class of Securities)

                             GREGORY B. NEVERS, ESQ.
                                CORPORATE COUNSEL
                               MARKEL CORPORATION
                                  4551 COX ROAD
                         GLEN ALLEN, VIRGINIA 23060-3382
                            TELEPHONE: (804) 965-1673
            (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                             LESLIE A. GRANDIS, ESQ.
                       McGUIRE, WOODS, BATTLE & BOOTHE LLP
                              901 EAST CARY STREET.
                            RICHMOND, VIRGINIA 23219
                            TELEPHONE: (804) 775-1000

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      MG Acquisition Corp. (the "Purchaser") and Markel Corporation  ("Parent"),
hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on October 20, 1998, as amended and supplemented by the Supplement thereto dated December 3, 1998 (the "Supplement"), with respect to their offer to purchase all outstanding shares of common stock, par value
$0.01 per share (the "Common Stock") of Gryphon Holdings Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 10. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.


      ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

      (a) Now that the Offer has expired, Parent intends to cause Purchaser to effect a merger with and into the Company with the Company continuing as the surviving corporation. Parent currently expects the merger to be consummated by the end of February 1999. The timing of the merger will depend upon, among other things, whether the outstanding shares of the Company's preferred stock are redeemed, converted into shares of the Company's Common Stock or purchased by Parent or Purchaser in a negotiated transaction.


      ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      (a) and (b) On January 19, 1999 Parent announced that the Offer expired at 5:00 p.m., New York City time, on Friday, January 15, 1999. As of the expiration of the Offer, based on a preliminary count from the Depositary, approximately
5.9 million shares of the Common Stock had been tendered and accepted for payment. These tendered shares, together with the 791,250 shares that Parent and the Purchaser already owned, represent approximately 98% of the outstanding shares of the Common Stock.

      ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(18)  Text of Press Release issued by Markel Corporation on January 19, 1999.

                                    SIGNATURE


After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 1999                        MARKEL CORPORATION

                                                By: ____________________
                                                Name:  Steven A. Markel
                                                Title:    Vice Chairman



                                                MG ACQUISITION CORP.

                                                By: ____________________
                                                Name:  Steven A. Markel
                                                Title:    Vice Chairman






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                                  EXHIBIT INDEX


            EXHIBIT                    EXHIBIT NAME

            (a)(18) Text of Press Release issued by Markel Corporation on January 19, 1999.